PROSPECTUS Dated March 14, 2018 and	PRICING SUPPLEMENT NO. 1
PROSPECTUS SUPPLEMENT Dated March 14, 2018	Dated September 19, 2018
Registration Statement No. 333-223639
Filed Pursuant to Rule 424(b)(2)

U.S. $3,783,366,531
FORD MOTOR CREDIT COMPANY LLC

MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue – Series B

$750,000,000 Floating Rate Notes Due 2020

The Medium-Term Notes offered hereby will be Floating Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement and will be denominated in U.S. Dollars.

Issuer:	Ford Motor Credit Company LLC

Issuer Ratings*:	Baa3/Neg. (Moody’s) BBB/Neg. (S&P) BBB/Stable (Fitch)

Trade Date:	September 19, 2018

Issue Date:	September 24, 2018 (T+3)

Stated Maturity:	September 24, 2020

Principal Amount:	$750,000,000

Price to Public:	100.000% plus accrued interest from the Issue Date

All-in Price:	99.900%

Net Proceeds (Before Expenses) to Issuer:	$749,250,000

LIBOR Currency:	US dollars

Interest Rate Basis:	Three-Month LIBOR

Index Maturity:	Three months

Spread:	+93 basis points

Interest Rate Calculation:	USD LIBOR determined on Interest Determination Date plus the Spread

Initial Interest Rate:	Three-Month USD LIBOR as of two London Business Days prior to the Issue Date plus the Spread

Interest Reset Dates:	Quarterly on the 24th of December, March, June and September of each year, commencing December 24, 2018

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date

Interest Payment Dates:	Interest will be paid quarterly on the 24th of December, March, June and September of each year, commencing December 24, 2018

Interest Payment Date Convention:	Modified, Following Adjusted

Day Count Convention:	Actual/360

CUSIP / ISIN:	34540RAC0 / US34540RAC07

Plan of Distribution:	Name	Principal Amount Of Notes
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$262,500,000
	Barclays Capital Inc.	162,500,000
	Morgan Stanley & Co. LLC	162,500,000
	SG Americas Securities, LLC	162,500,000

	Total	$750,000,000

The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of 99.900% plus accrued interest from September 24, 2018 if settlement occurs after that date.

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

It is expected that delivery of the Notes will be made against payment therefor on or about September 24, 2018, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.